Argosy Minerals Inc

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended September 30, 2005

(expressed in Canadian dollars)

ARGOSY

 M I N E R A L S     I N C

_____________________________

A R B N 073 391 189

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, Prepared by Management)
As at September 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

September 30, 2005			Dec. 31, 2004
ASSETS
Current Assets
	Cash and cash equivalents	$ 3,839,251	$ 4,616,407
	Accounts receivable and prepaids	22,308	166,960
		3,861,559	4,783,367

Property, Plant and Equipment		20,440	29,560
		$ 3,881,999	$ 4,812,927

LIABILITIES
Current Liabilities
	Accounts payable and accrued liabilities	$ 150,108	$ 151,001

SHAREHOLDERS' EQUITY
Capital Stock
	Authorised - unlimited
	Issued - 95,969,105 common shares (2004:95,969,105)	44,075,384	44,075,384

Deficit		(40,343,493)	(39,413,458)
		3,731,891	4,661,926
		$ 3,881,999	$ 4,812,927

APPROVED BY THE DIRECTORS

/ S /	John Nicholls	/ S / Cecil R. Bond
John Nicholls, Director		Cecil R. Bond, Director

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three Months ended September 30, 2005 and 2004
and the Nine Months ended September 30, 2005 and 2004
		3 Months ended September 30 9 Months ended September 30
		2005	2004	2005	2004
Income:
Interest income and other		$ 22,794	$ 20,735	$ 71,679	$ 189,039
Foreign exchange gain / (loss)		(7,170)	(86,442)	(3,697)	(325,238)
		$ 15,624	$ (65,707)	$ 67,982	$ (136,199)

Expenses:
Accounting and audit		373	198	44,430	48,606
Arbitration Expenses		-	557,860	-	689,786
Bank charges		537	1,686	3,125	4,535
Depreciation		3,040	2,989	9,120	10,094
Directors' fees		18,750	18,750	56,250	57,386
Insurance		3,445	20,916	20,576	62,676
Legal		10,054	2,115	51,613	49,272
Management and consulting fees		32,358	55,555	130,303	621,964
Office		7,808	5,053	15,762	20,281
Project assessmentNote 2		84,393	118,998	207,658	598,119
Rent		13,278	15,903	46,237	47,648
Salaries and benefits		64,906	100,887	288,322	326,935
Shareholder communications		-	246	40,823	34,576
Telecommunications		5,056	6,412	13,703	13,845
Transfer agent and stock exchange		14,703	10,934	45,836	44,958
Travel		10,661	21,971	24,259	83,017

		$ 269,362	$ 940,473	$ 998,017	$ 2,713,698

Loss for the period		$ (253,738)	$ (1,006,180)	$ (930,035)	$ (2,849,897)
Deficit,	beginning of period	$ (40,089,755)	$ (38,108,923)	$ (39,413,458)	$ (36,265,206)
Deficit,	end of period	$ (40,343,493)	$ (39,115,103)	$ (40,343,493)	$ (39,115,103)
Basic & Diluted Loss per
Common Share		($0.003)	($0.01)	($0.01)	($0.03)
Weighted Average Number of Common Shares Outstanding		95,969,105	95,969,105	95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended September 30, 2005 and 2004 and the Nine Months ended September 30, 2005 and 2004
	3 Months Ended Sept. 30		9 months ended Sept.30
Cash Provided From (Used For):	2005	2004	2005	2004
Operating Activities
Loss for the period	$ (253,738)	$ (1,006,180)	$ (930,035)	$ (2,849,897)
Adjustments for:
Depreciation	3,040	2,989	9,120	10,094
Foreign exchange loss	2,558	96,728	2,821	337,122
	(248,140)	(906,463)	(918,094)	(2,502,681)

Changes in Non-cash working capital
(Increase) / decrease in accounts receivable & prepaids	(3,490)	45,719	144,652	108,855
Increase / (decrease) in accounts payable & accrued liabilities	10,331	198,377	(893)	124,924

Cash Flows from Operating Activities	(241,299)	(662,367)	(774,335)	(2,268,902)

Investing Activities
Purchase of capital assets	-	(567)	-	(3,234)

Cash Flows from Investing Activities	-	(567)	-	(3,234)

Foreign Exchange Loss on *Cash held in Foreign Currency	(2,558)	(96,728)	(2,821)	(337,122)

Decrease in Cash & Cash Equivalents	(243,857)	(759,662)	(777,156)	(2,609,258)

Cash & Cash Equivalents *at Beginning of Period	4,083,108	6,208,787	4,616,407	8,058,383

Cash & Cash Equivalents at End of Period	$ 3,839,251	$ 5,449,125	$ 3,839,251	$ 5,449,125

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended September 30, 2005 and September 30, 2004

1.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2004 and should therefore be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.

2.

Project assessment expenditures for the 3 months ended September 30, 2005 consist of the following:

Legal, Administrative, Consultants	$ 42,458
Claim Fees	6,325
Equipment Rental	35,615
$ 84,401

ARGOSY MINERALS INC.

(the “Corporation”)

Management Discussion and Analysis

Third Quarter Ended September 30, 2005

November 10, 2005

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  The Management Discussion and Analysis has been prepared as at November 10, 2005.

Description of Business

Since incorporation, the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

During the quarter ended 30th September 2005 Argosy continued with access trail construction and trenching of the Lac Panache property near Sudbury, Ontario.

Bottle roll leach tests have commenced on samples of limonite and saprolite from the Musongati lateritic nickel - cobalt deposit in Burundi.  With a new government in Burundi being sworn in during the quarter, Argosy has arranged for a meeting with the new Minister of Energy and Mines in Bujumbura.  This meeting is scheduled for early in the 4th quarter.

Argosy has continued to evaluate other business opportunities.  Those investigated this quarter include several gold properties in China, a copper-cobalt property in central Africa, and a nickel laterite in Western Australia.

Projects

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

A program of trail construction and trenching of known geophysical and geochemical anomalies commenced this quarter.  Work is concentrating on the western side of the claim block immediately south of Lac Panache where past geophysical work identified anomalies within and along the upper and lower contacts of the Nipissing Gabbro.  Diamond saw channel sampling and mapping will take place in the 4th Quarter.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

With the state of force majeure lifted last quarter, Argosy has recommenced its evaluation of the nickel-cobalt laterite at Musongati.

Samples of limonite (1.21% nickel and 0.17% cobalt) and saprolite (3.52% nickel and 0.09% cobalt), taken from half core, have been submitted to a Perth metallurgical laboratory for bottle roll leach tests.  These tests are designed to provide a preliminary indication of nickel recovery by means of heap leaching and/or atmospheric vat leaching.  The test work is expected to take 5 weeks to complete.  Should the tests suggest that the laterite is amenable to atmospheric leaching then a bulk sample will be collected for more extensive column leach tests.

Contacts have been re-established with the Ministry of Mines and Energy in Bujumbura with a view to agreeing on a strategy to go forward.

INVESTIGATION OF NEW OPPORTUNITIES

During the quarter Argosy continued to evaluate other business opportunities.  Those investigated this quarter include several gold properties in China, a copper-cobalt property in central Africa, and a nickel laterite in Western Australia.  The gold property in central China involved a field trip and some meetings with local Chinese partners; Argosy is still to determine its level of interest in this property.

Outlook

Existing Projects

Argosy expects to advance the recently acquired Lac Panache Project in Ontario, Canada and has commenced a trenching program that will target a series of geochemical anomalies as well as a geophysical anomaly with a view to identifying potential drill targets.

Bottle roll leach tests have commenced on samples of limonite and saprolite from the Musongati lateritic nickel - cobalt deposit in Burundi.  With a new government in Burundi being sworn in during the quarter, Argosy has arranged for a meeting with the new Minister of Energy and Mines in Bujumbura.  This meeting is scheduled for early in the 4th quarter.

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on precious metals as targets.  The Corporation is investigating suitable projects on a global basis and has been active in examining precious metal opportunities in the Pacific region.  In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Forward Looking Statements

This MD&A contains forward looking statements and information.  Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement.  See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks.  The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings.  These filings may be reviewed at www.sedar.com.

Overall Performance

September 30, 2005 and September 30, 2004

The Corporation incurred a loss of $253,738 for the quarter ended September 30, 2005 compared to a loss of $1,006,180 for the quarter ended September 30, 2004.  The decreased loss of $752,442 is mostly attributable to no arbitration expenses, as the arbitration was settled in December 2004, and reduced management and consulting fees, as well as reduced salaries and benefits due to the restructuring of the Corporation’s affairs, as announced in April 2005.  Foreign exchange losses declined to $7,170 in 2005 compared to a loss of $86,442 in 2004 as the Corporation converted most of its cash balances to Canadian dollars late in 2004, consequently foreign exchange gains and losses are not expected to be significant in 2005.

During the quarter ended September 30, 2005 cash required for operating activities amounted to $241,299 compared to $662,367 for the quarter ended September 30, 2004.  The decrease in cash required for operations of $421,068 resulted mainly from decreased project assessment expenditures, management and consulting fees, salaries and benefits and no arbitration expenses.  In addition accounts payable increased in 2005 by $10,331 compared to an increase of $198,377 in 2004, while accounts receivable increased by  $3,490 in 2005 compared to a decrease of $45,719 in 2004.

During the quarter, administrative expenses were $184,969 compared to $821,475 for the quarter ended September 30, 2004.  The decrease of $636,506 is mainly attributable to the arbitration being completed in 2004 and a reduction in management and consulting fees and salaries and benefits.

Project assessment expenditures are expected to increase during the remainder of the year as the Lac Panache project proceeds and the Corporation continues its evaluation of new projects.

Results of Operations

Project Assessment July 1, 2005 through to September 30, 2005

Project assessment expenditures for the quarter ended September 30, 2005 were similar to the quarter ended June 30, 2005 as work continued at the Lac Panache project in Canada and the Corporation continued to assess various other new projects in China and Africa.

Third Quarter 2005 to Second Quarter 2005

The Corporation incurred a loss of $253,738 for the quarter ended September 30, 2005 compared to a loss of $360,650 for the quarter ended June 30, 2005.  The decreased loss of $106,912 relates mainly to the restructuring of the Corporation’s corporate activities announced in April 2005, which has resulted in the amalgamation and deregistration of various subsidiaries, decreased salary and benefit costs of approximately $45,000, decreased accounting and audit costs and decreased shareholder communication expenses of approximately $28,000 and $35,000 respectively, due to expenditures related to various filings and the annual report to shareholders incurred in the June quarter.

During the quarter ended September 30, 2005 cash required for operating activities amounted to $241,299 compared to $412,712 for the quarter ended June 30, 2005, a decrease of approximately $172,000.  The decrease in cash required for operations resulted mainly from the decreased loss for the quarter ended September 30, 2005 of approximately $110,000, while accounts payable increased by approximately $10,000 in the quarter ended September 30, compared to a decrease of approximately $68,000 for the quarter ended June 30, 2005.

Second Quarter 2005 to First Quarter 2005

The Corporation incurred a loss of $360,650 for the quarter ended June 30, 2005 compared to a loss of $315,647 for the quarter ended March 31, 2005.  The increased loss of $45,003 is attributable mainly to increased project assessment, accounting and audit and shareholder communications, offset by reduced travel and accommodation, legal, insurance and management fees.  The changes in expenditures relate mainly to the restructuring of the Corporation’s corporate activities announced in April 2005, which has resulted in the amalgamation and deregistration of various subsidiaries which should reduce administrative costs in future.

During the quarter ended June 30, 2005 cash required for operating activities amounted to $412,712 compared to $110,965 for the quarter ended March 31, 2005, an increase of approximately $302,000.  The increase in cash required for operations resulted mainly from changes to non-cash working capital, which decreased by approximately $65,000 in the second quarter of 2005 compared to an increase of approximately $200,000 in non cash working capital in the first quarter of 2005.

Summary of Quarterly Results

Year	2005			2004				2003
3 months ended	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
		$ (000’s)
Interest income	23	23	26	25	21	79	90	80
Other	-	-	-	-	-	-	-	114
Foreign exchange gain/(loss)	(7)	4	(1)	70	(86)	(438)	198	426
Total income	16	27	25	95	(65)	(359)	288	620
Administration expenditures	(186)	(293)	(313)	(404)	(822)	(404)	(890)	(416)
Project assessment, net of recoveries	(84)	(95)	(28)	11	(119)	(237)	(242)	(720)
Loss	(254)	(361)	(316)	(298)	(1,006)	(1,000)	(844)	(516
Basic and diluted loss per common share in dollars/share	(.003)	(.005)	(.003)	(.003)	(.010)	(.010)	(.009)	(.005)
Weighted Average Number of Common Shares (000’s)	95,969

The fluctuation in income over the past eight quarters is mainly due to foreign exchange gains and losses due to the changing rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars until late December 2004 when it converted its cash holdings to Canadian dollars.  The majority of the

Corporations cash balances are now held in Canadian dollars which has led to the minimal exchange gain/loss recognized in the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Project assessment expenditures increased in the quarter ended March 31, 2005 and increased further in the quarter ended June 30, 2005 as the Corporation commenced activities on the recently acquired Lac Panache Project in Canada and pursued new opportunities in Canada, Mexico and China, while expenditures declined over each quarter up to December 31, 2004 reflecting a recovery of expenditure in the quarter ended December 31, 2004 due to the Corporation completing its exploration program at the Albetros Project during the 2nd quarter and no substantial new exploration program being commenced.  The recovery in the December quarter reflects the lower level of assessment expenditures together with the reduction on the settlement of final amounts payable for activities conducted in prior periods.

The quarter ended September 30, 2004 includes arbitration expenditures of $557,860, a significant increase compared to previous quarters, resulting in a greater loss than in the most recent quarters.

During the quarter ended June 30, 2004 the loss increased significantly, mainly due to the foreign exchange loss of $437,461 incurred due to the declining value of the Australian dollar.

During the quarter ended March 31, 2004 administrative expenses increased significantly compared to previous quarters, mainly due to an increase in management fees.  The increase in management fees resulted from a payout of $441,814 on the termination of the management contract with Peninsular Services Pty Ltd.

Project assessment expenditures increased during 2003 as a result of the evaluation of the Albetros Project.

In the quarter ended December 31, 2003 the Corporation realized a gain on the disposal of marketable securities of $114,751 after having written down the value of those securities to fair market value by $100,203 in the quarter ended June 30, 2003, for a gain of $14,548 in the year.

Liquidity and Capital Resources

The Corporation's cash deposits at September 30, 2005 totaled $3,839,251 compared to $4,083,108 at June 30, 2005.  The Corporation continues to utilize its cash resources to fund the project assessment activities and administrative requirements.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

In 2001, the Corporation received approximately $11,300,000 from NNIH for re-imbursement of a portion of expenditure incurred on the New Caledonia Nickel Project.  The Corporation has utilized these funds to conduct its operations from 2001 to date.  With cash balances of approximately $3.8 million and current planned expenditures of approximately $1.5 million, the

Corporation has sufficient cash resources for the next 12 months.  Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

	2005	2006	2007	2008	Total

Property Payments – Lac Panache	$ 40,000	$ 80,000	$ 120,000	$ 60,000	$ 300,000 [1,2]
Property Expenditure Commitments – Lac Panache	$ 65,000	$ 130,000	$ 260,000	-	$ 455,000 [1]
					$ 805,000

1.

The Corporation may withdraw from this agreement after completion of 1 year of exploration.

2.

$40,000 has already been paid.

Related Party Transactions

The Corporation paid or accrued $33,000 for management fees and $25,678 for personnel and office facilities in Canada and Australia to two companies, each controlled by a director of the Corporation.  Directors’ fees totaling $18,750 were paid to 3 directors of the Corporation.  Management fees, staff and office costs and directors’ fees were $33,000, $25,678, and $18,750 respectively, for a total expense of $77,428 in the Quarter ended September 30, 2005, compared to $91,101 for the quarter ended September 30, 2004, comprised of management fees of $51,252, staff and office costs of $20,969 and directors’ fees of $18,880.

Proposed Transactions

The Corporation is currently evaluating new opportunities.  Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements, however, the following accounting policies require the application of management’s judgment:

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended June 30, 2005.

Financial Instruments and Other Instruments

The Corporation holds certain cash balances in Australian and US dollars, which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation had 95,969,105 shares outstanding at November 10, 2005.  In addition, the Corporation has 2,125,000 options outstanding and exercisable at A $0.35 per share.  These options expire on May 26, 2006.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation.  Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	President and Chairman
Cecil R. Bond	Corporate Secretary and Director
Marcus N. Foster	CFO and Director
*John Nicholls	Non-executive Director
*John Maloney	Non-executive Director

    *Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Certification of Interim Filings

I, Peter H. Lloyd, Director, Chief Executive Officer and President of Argosy Minerals Inc (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005.

_______________________________

Peter H. Lloyd
Director, Chief Executive Officer &

President

Certification of Interim Filings

I, Marcus N. Foster, Director and Chief Financial Officer of Argosy Minerals Inc (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005.

__  ______________________

Marcus N. Foster
Director & Chief Financial Officer